5-82288



06064626

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☐
Securities Act Rule 802 (Exchange Offer)	☒
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☐
Exchange Act Rule 14e-2(d) (Subject Company Response)	☐

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8) ☒

PENTAX Kabushiki Kaisha
(Names of Subject Company)

PENTAX Corporation
(Translation of Subject Company's Name into English (if applicable))

Japan
(Jurisdiction of Subject Company's Incorporation or Organization)

HOYA CORPORATION
(Names of Person(s) Furnishing Form)

Common Stock
(Title of Class of Subject Securities)

N/A
(CUSIP Number of Class of Securities (if applicable))

HOYA CORPORATION
Attn: Stuart Souther, General Counsel
2-7-5 Naka-Ochiai
Shinjuku-ku, Tokyo 161-8525
Japan
(phone number: 81-3-3952-1165)

(Names, Addresses (including zip code) and Telephone Numbers (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

N/A
(Date Tender Offer/Rights Offering Commenced)

PROCESSED
DEC 2 7 2006
THOMSON
FINANCIAL

PART I — INFORMATION SENT TO SECURITY HOLDERS

Item 1. *Home Jurisdiction Documents*

(a) The following document is attached as an exhibit to this Form:

Exhibit number	Description
1	Press release, dated December 21, 2006, of HOYA CORPORATION and PENTAX Corporation announcing their business integration.

(b) Not applicable.

Item 2. *Informational Legends*

A legend complying with Rule 802(b) under the U.S. Securities Act of 1933, as amended, is included in the press release attached as Exhibit 1.

PART II — INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

Not applicable.

PART III — CONSENT TO SERVICE OF PROCESS

HOYA CORPORATION is filing with the Commission a written irrevocable consent and power of attorney on Form F-X concurrently with the furnishing of this Form CB.

PART IV — SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

HOYA CORPORATION



By: ______________________

Name: Hiroshi Suzuki
Title: President & CEO

Date: December 21, 2006

Exhibit 1

TRANSLATION OF JAPANESE ORIGINAL

HOYA CORPORATION
Hiroshi Suzuki, President and CEO
(TSE code: 7741)

PENTAX Corporation
Fumio Urano, President & CEO
(TSE code: 7750)

HOYA and PENTAX Reach Basic Understanding for Management Integration

[TOKYO December 21, 2006] HOYA CORPORATION ("HOYA") and PENTAX Corporation ("PENTAX") announced today that they have reached a basic understanding aimed at a management integration of the two companies, expected to be completed on October 1, 2007. The new company's name will be HOYA PENTAX HD Corporation. Under a corporate center with strategic planning functions, the new company will realign the business areas of HOYA and PENTAX. HOYA and PENTAX have recognized that they are the best possible business partners to establish a solid business structure that draws on their respective strengths. Through this management integration, the planned new structure will allow the new company to swiftly allocate significant management resources to develop strategic business areas, aiming at accelerating future growth.

Important Notice to U.S. Investors

This business combination is made for the securities of a foreign company. The offer is subject to disclosure requirements of a foreign country that are different from those of the United States. Financial statements included in the document, if any, have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the federal securities laws, since the issuer of the securities is located in a foreign country, and some or all of its officers and directors may be residents of a foreign country. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court's judgment.

You should be aware that the issuer may purchase securities otherwise than under this business combination, such as in open market or privately negotiated purchases.

1. Purpose of Management Integration

In an integration of equals, HOYA and PENTAX aim to enhance customer and shareholder value. The parties aim to achieve this through the establishment of a solid management foundation that will draw on the complementary managerial resources of the two companies to create synergies and accelerate business growth.

The common core technological platform for HOYA and PENTAX is grounded in optics, imaging and materials. Using this core platform, the two companies aim to optimize their business portfolios, focusing on the life care, optics, information technology, eye care and imaging systems areas. Expected stable revenue from the information technology and eye care areas will support the life care area to achieve strategic growth. In addition, vertical integration of the optics areas will lead to qualitative structural reform and further strengthen competitiveness.

The divisions of the new company are expected to be as follows:

- **Life care area:** (Major products include: endoscopes, medical accessories, new ceramics, and intraocular lenses) Life care is positioned as a strategic growth area. HOYA and PENTAX will pursue business development in the minimally invasive medical area where future demand is expected to grow. The newly integrated company will operate in areas which range from diagnostic to treatment fields, such as minimally invasive diagnosis using endoscopes and treatment using endoscopes and ancillary surgical devices, and will focus on globally cultivating bionic material markets including new ceramics and intraocular lenses. In addition, HOYA and PENTAX will enhance product development capabilities through aggressive research and development and mergers and acquisitions strategies and will strengthen sales and marketing structures in Japan and overseas. Through these measures, HOYA and PENTAX aim to double the size of their life care business.
- **Optics area:** (Major products include: optical glass and lenses, digital camera modules, micro-lenses, etc.) HOYA and PENTAX will vertically integrate the design, materials, lenses, processing and module groups in the optics area, which is expected to lead to qualitative structural reform and further strengthen competitiveness. HOYA and PENTAX will mutually utilize their respective manufacturing sites and customer bases, in order to secure a competitive edge against newly emerging Asian players and strongly position themselves for sustainable growth in the face of structural change in the optics industry.
- **Information technology area:** (Major products include: mask blanks, glass disk substrates, etc.) This is a core earnings driver where HOYA has secured a leading market position globally. The integrated company aims to further strengthen competitiveness and growth in this area.
- **Eye care area:** (Major products include: eyeglass lenses, contact lenses) Stable earnings growth is expected in this business. Positioning this business as another core earnings driver, the new company will continue to further strengthen competitiveness and further grow this business area.
- **Imaging systems area:** (Major products include: digital cameras, binoculars, etc.) In order to enhance business value, the new company will differentiate its offerings by specializing in high-value added products with unique technology and will focus on areas where it has a competitive edge. This area will be positioned as a foundation for development of new optical-related equipment and is expected to diversify into the life care and security business areas.

- **New areas, other areas:** (Major products include: business systems equipment, survey equipment, etc.) HOYA and PENTAX seek to invest aggressively in areas where they see future earnings growth opportunities. At the same time, they will focus on selected business areas to improve efficiency and to achieve optimal usage of managerial resources.

2. Background to the Management Integration Plan

HOYA started as an optical glass manufacturer. Since its inception, the company has been diversifying its business by leveraging its optical materials technologies and precision processing technologies. HOYA has successfully built global niche market positions through its aggressive technological innovation and has established leadership in its areas of expertise, resulting in strong earnings. In the information technology area, HOYA has maintained a leading position globally for its semiconductor-related mask blanks and glass disk substrates for hard disk drives, and it is positioned as one of the leading manufacturers in optical glass and lenses. The company has also established a leading position in the eye care area, including in eyeglass lenses. HOYA continues to cultivate new business areas, in particular medical-related areas which are positioned as mid- to long-term core growth drivers, and has initiated global business development of intraocular lenses used for the surgical treatment of cataracts.

PENTAX's expertise stems from its long-accumulated know-how attained through the development and manufacturing of cameras and lenses. The company has successfully adapted its optical design and image processing technology for use in a variety of product areas and has developed businesses based on this optical technology. In the life care business, PENTAX has made early progress in developing a leading global position in the production of endoscopes, and it is also marketing globally various other products such as medical accessories and new ceramics for bone grafts. In its optical components business, PENTAX has leveraged its competitive edge in advanced optical technologies, where its major products include digital camera modules and DVD/CD convertible pickup lenses. PENTAX has also built a strong global brand in its imaging systems division, and the company has positioned the life care area as the focus for its mid- to long-term growth strategy. PENTAX has been working to ensure earnings improvement and company-wide growth through mergers and acquisitions, alliances and aggressive research and development activities.

While the market for advanced medical products has been growing globally with further growth expected, competition has also been intensifying. HOYA and PENTAX have been developing advanced medical products including endoscope diagnostics, minimally invasive surgical technologies, and bionic materials including new ceramics and intraocular lenses. In order to continue delivering growth in this market, it is critical that HOYA and PENTAX leverage their respective competitive advantages and make aggressive investments through mergers and acquisitions and research and development, as well as establish global sales and marketing networks at the earliest possible stage.

Significant structural changes have occurred in optical equipment and related materials since the emergence of digital cameras. Competitors in Asia have grown rapidly and are expected to continue gaining market share through low price campaigns and increasing the added value of their products. Along with existing camera manufacturers, home appliance makers have also entered the digital camera market, further intensifying competition in this segment. In order to maintain growth capabilities, cost competitiveness must be strengthened by lowering production costs and focusing on unique, high-end products. Measured structural change is necessary to ensure differentiation in this environment.

Based on the recognition that HOYA and PENTAX are the best possible business partners to establish a solid business structure that draws on their respective strengths, the two companies have reached a basic understanding aimed at management integration. Through this management integration, the planned new structure will allow the integrated company to swiftly allocate significant management resources to develop strategic business areas, aiming at future growth.

3. Method of Management Integration

Under the terms of the basic understanding announced today HOYA will be the surviving company.

4. Management Integration Timing

The merger of the two companies is planned to become effective as of October 1, 2007.

5. New Company Name

After the management integration, the new company will be named HOYA PENTAX HD Corporation.

6. New Company Structure

(1) Corporate Governance

The integrated firm will be managed through a committee system under Japanese Company Law to ensure strong corporate governance. The board will consist of 10 directors, five of whom will be non-executive directors, further reinforcing management transparency. Three of the executive directors will be appointed from HOYA and the others from PENTAX.

Fumio Urano (current PENTAX President & CEO) will become Chairman of the Board and Hiroshi Suzuki (current HOYA President and CEO) will become President & CEO.

(2) Organizational Structure

The structure of the integrated firm will be based on the concept of a small headquarters with empowered business divisions. Allowing for an appropriate transition period, the new company is expected to have a corporate center with strategic planning functions and the business divisions outlined below. Moreover, the newly integrated company will continue to make the best possible use of the respective brands of both HOYA and PENTAX.

- **Life care area:** Combining HOYA's medical division and PENTAX's life care division
- **Optics area:** Combining HOYA's optics division and PENTAX's optical components division
- **Information technology area:** The remaining business after separating HOYA's optics division from the electro-optics area
- **Eye care area:** The remaining business after separating HOYA's medical division from the eye care division
- **Imaging systems area:** Continuing PENTAX's imaging systems division
- **New areas, other areas:** Continuing other existing divisions
- **Research and development:** Integrating HOYA's research and development center and PENTAX's research and development division

7. Merger Ratio

Each shareholder of PENTAX common stock will be allotted 0.158 shares of HOYA common stock per PENTAX share.

In order to achieve fairness, the parties received advice from third party advisers in respect of the determination of the merger ratio. HOYA was advised by UBS Securities Japan Ltd. ("UBS Investment Bank"), and PENTAX was advised by Morgan Stanley Japan Securities Co., Ltd., ("Morgan Stanley") for the basis of the merger ratio calculation. Both companies have discussed the results presented by the financial advisors, and settled at the ratio announced today.

Both financial advisors used a combination of average market price analysis, discounted cash flow analysis, comparable trading multiples analysis and other methods, respectively, to calculate the merger ratio.

Based on these analyses, HOYA obtained a fairness opinion from UBS Investment Bank, and PENTAX from Morgan Stanley, regarding the merger ratio from a financial point of view.

Neither UBS Investment Bank nor Morgan Stanley are related parties of HOYA and PENTAX.

This ratio is subject to change if there is a material change in the conditions which were used as fundamentals in the calculation.

8. Schedule

HOYA and PENTAX intend to continue discussions to conclude a definitive agreement on the management integration in early April 2007. The expected schedule is outlined below. However, as discussions proceed, if exceptional circumstances arise, the two companies may decide to change the schedule or the method of integration in their effort to achieve management integration.

(1) Early April 2007: Signing of definitive agreement
(2) Middle of June 2007: HOYA will hold an Annual General Meeting of Shareholders where it will seek approval for proposed changes in the company articles of incorporation and the board of directors
(3) End of June 2007: PENTAX will hold an Annual General Meeting of Shareholders where shareholders will be asked to approve the merger agreement
(4) October 1, 2007: Effective merger date
(5) TBA: Delivery to PENTAX shareholders of shares in the new company

Under Article 796, Clause 3, of the Japanese Company Law, HOYA is not required to receive shareholders' approval for the merger.

9. Structure for Proceeding with the Management Integration

HOYA and PENTAX will form an integration committee, co-chaired by Fumio Urano, President & CEO of PENTAX, and Hiroshi Suzuki, President and CEO of HOYA, to ensure swift and smooth integration of the management and operations of the newly integrated company. The integration committee will review the administrative systems of each company, aiming at creating a best-practice administrative system for the newly integrated company.

10. Accounting Policies

Accounting treatment associated with the merger will be disclosed when definitively determined. The exact amount of goodwill, the probability of accrual, and the amortization period have yet to be determined, and will be disclosed in due course.

11. Expected Impact on Earnings Forecasts as a Result of Merger

The newly integrated company aims to strengthen the competitiveness of each business area and to maintain the rate of growth of corporate value.

12. Other

The newly integrated company will continue the listing status of HOYA on the First Section of the Tokyo Stock Exchange. Information regarding the new company headquarters, total assets, paid-in capital, the number of shares newly issued upon the merger, and treatment of warrants and convertible bonds issued by PENTAX, will be provided when such matters are determined.

13. **Overview of the Integrating Companies (as of September 30, 2006, non consolidated basis)**

(1)	Company Name	HOYA CORPORATION (merging company)	PENTAX Corporation (company to be merged)
(2)	Areas of Business	Manufacturing and sales of electro-optics, eye care, and health care products	Manufacturing and sales of life care, imaging systems, and optical component products
(3)	Established	August 23, 1944	December 17, 1938
(4)	Headquarters	2-7-5 Naka-Ochiai, Shinjuku-ku, Tokyo	2-36-9 Maeno-cho, Itabashi-ku, Tokyo
(5)	Representative	Hiroshi Suzuki, President & CEO	Fumio Urano, President & CEO
(6)	Paid-in Capital	6,264 million yen	7,510 million yen
(7)	Shares Outstanding	435,017,020	127,697,952
(8)	Shareholders' Equity	102,330 million yen	40,068 million yen
(9)	Total Assets	236,504 million yen	119,570 million yen
(10)	Fiscal Year End:	March 31	March 31
(11)	Number of Employees	3,338 (27,974 on a consolidated basis)	1,336 (5,651 on a consolidated basis)
(12)	Major Business Partners	DAI NIPPON PRINTING CO., LTD. Sony Corporation Others	CASIO COMPUTER CO., LTD SANYO Electric Co., Ltd. Others
(13)	Major Shareholders and Shareholding Ratio	Japan Trustee Services Bank, Ltd. (in trust): 7.23% The Master Trust Bank of Japan, Ltd. (in trust): 5.35% The Chase Manhattan Bank N.A., London: 3.54% State Street Bank and Trust Company: 3.36% State Street Bank and Trust Company 505103: 3.17% The Dai-ichi Mutual Life Insurance Company: 2.65% Nippon Life Insurance Company: 2.29% Mamoru Yamanaka: 2.07% The Chase Manhattan Bank 385036: 1.96% The Chase Manhattan Bank N.A., London SL Omnibus account 1.78%	HSBC Fund Services Sparx Asset Management Corporated: 11.44% Japan Trustee Services Bank, Ltd. (in trust): 8.66% The Master Trust Bank of Japan, Ltd. (in trust): 5.15% Mizuho Corporate Bank, Ltd.: 4.77% Trust & Custody Services Bank, Ltd. as trustee for Mizuho Bank, Ltd. Retirement Benefit Trust Account re-entrusted by Mizuho Trust and Banking Co., Ltd.: 3.91% State Street Bank and Trust Company: 3.76% Resona Bank, Ltd.: 2.42% Asahi Mutual Life Insurance Co.: 2.42% The Ashikaga Bank, Ltd.: 2.19% Nippon Life Insurance Company: 2.16%
(14)	Main Bank	The Bank of Tokyo-Mitsubishi UFJ, Ltd. Mizuho Corporate Bank, Ltd.	Mizuho Corporate Bank, Ltd. Resona Bank, Ltd. The Bank of Tokyo-Mitsubishi UFJ, Ltd.
(15)	Relationships between Integrating Companies	Capital relationships	N/A
		Personal relationships	N/A
		Business relationships	The two companies have business in some product areas.
		Relationships between people concerned	N/A

(16) Results for the past three years (non consolidated basis)

	HOYA CORPORATION (merging company)			PENTAX Corporation (company to be merged)		
Fiscal Year Ending:	March 2004	March 2005	March 2006	March 2004	March 2005	March 2006
Sales (million yen)	183,771	224,608	248,195	104,665	98,057	108,312
Operating Income (million yen)	28,341	35,131	29,746	5,728	2,647	2,001
Ordinary Income (million yen)	33,610	46,536	44,788	4,632	2,736	3,976
Net Income (million yen)	15,558	24,967	22,062	2,012	2,499	830
Net Income per Share (million yen)	34.56	56.38	50.14	15.59	19.84	6.71
Dividend per Share (yen)	25.00	37.50	60.00	3.00	4.50	6.00
Shareholders' Equity per Share (yen)	322.68	357.59	222.01	285.40	302.02	320.24

(17) Results for the past three years (consolidated basis)

	HOYA CORPORATION (merging company)			PENTAX Corporation (company to be merged)		
Fiscal Year Ending:	March 2004	March 2005	March 2006	March 2004	March 2005	March 2006
Sales (million yen)	271,443	308,172	344,228	134,493	133,558	142,211
Operating Income (million yen)	68,166	84,920	101,095	6,937	3,586	2,985
Ordinary Income (million yen)	66,554	89,525	103,637	5,375	3,398	3,260
Net Income (million yen)	39,548	64,135	75,620	3,089	3,526	805
Net Income per Share (million yen)	87.74	144.71	171.71	24.37	28.23	6.50
Shareholders' Equity per Share (yen)	491.90	623.59	648.87	254.97	260.48	305.79

Note: For HOYA, the net income per share, dividend per share and shareholders' equity per share have been revised to reflect a 4 for 1 split of the company's common stock that took effect from November 15, 2005.

ENDS

For enquiries, please contact:

HOYA CORPORATION: Akiko Maeyama, Corporate Communications, Phone: +813-3952-1160
PENTAX Corporation: Jiro Okamura, Investor Relations and Public Relations Dept., Phone: +813-3960-2698
Gavin Anderson & Company: Deborah Hayden/Minako Hattori, Phone: +813-5404-0640